Filed Pursuant to Rule 433

Registration No. 333-173636

May 3, 2012

Medium-Term Notes, Series T

$1,250,000,000 1.650% Senior Notes due May 15, 2017

Final Terms and Conditions

Issuer:	U.S. Bancorp

Note Type:	Senior Medium Term Notes

Ratings*:	Aa3 / A / AA- / AA (Moody’s / S&P / Fitch / DBRS)

Principal Amount:	$1,250,000,000

Pricing Date:	May 3, 2012

Settlement Date:	May 8, 2012 (T+3)

Maturity Date:	May 15, 2017

Redemption Date:	April 15, 2017

Redemption Terms:	Redeemable in whole or in part on or after the Redemption Date at 100% of the principal amount of the notes (par), plus accrued and unpaid interest thereon to the date of redemption. U.S. Bancorp shall provide 10 calendar days notice of redemption to the registered holder of the note.

Coupon:	1.650%

Pricing Benchmark:	UST 0.875% due April 30, 2017

Benchmark Yield:	0.814%

Reoffer Spread:	+ 87.5 bps

Reoffer Yield:	1.689%

Price to Public:	99.813%

Gross Spread:	0.144%

All-In Price:	99.669%

Net Proceeds to Issuer:	$1,245,862,500

First Coupon Date:	November 15, 2012

Interest Payment Dates:	Semiannually, on the 15th of November and May

CUSIP:	91159HHD5

Joint Bookrunners:	Barclays Capital Inc.; Deutsche Bank Securities Inc.; U.S. Bancorp Investments, Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-603-5847, Deutsche Bank Securities Inc. toll-free at 1-888-603-5847, or U.S. Bancorp Investments, Inc. at 1-877-558-2607.